Thacher Proffitt & Wood llp Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com Direct Dial: (212) 912-7815

June 29, 2007

William Friar
Special Counsel
Financial Services Group
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	State Bancorp, Inc.
Registration Statement on Form S-3
Filed March 30, 2007
File No. 333-141722

Dear Mr. Friar:

We have received and reviewed your comment letter dated June 26, 2007 concerning your review of the amended Registration Statement on Form S-3/A of our client, State Bancorp, Inc. (the “Company”).  This cover letter and the enclosed amended Registration Statement on Form S-3/A is intended to respond to the comments set forth in your letter.

We have enclosed both clean and marked copies of the revised Form S-3/A to show changes from the Form S-3/A filed previously.

Form S-3/A

Comment:

1.	Revise to identify the natural person who has the voting and investment power for each of the selling security holders.

Response:

The enclosed Form S-3/A identifies the natural persons, where applicable, who have the voting and investment power for each of the selling security holders.

Comment:

2.
Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer.  Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Response:

The enclosed Form S-3/A identifies each selling shareholder that is a broker-dealer or an affiliate of a broker-dealer.

Comment:

3.
For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered that broker-dealer as an underwriter of the securities to be resold.

Response:

Each registered broker-dealer acquired the securities for investment purposes only and not to be resold otherwise than as compensation securities for services.

Comment:

4.	If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating that those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and
•	at the time of purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters.  Please revise accordingly or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter.

Response:

The enclosed Form S-3/A identifies that each selling shareholders that is an affiliate of a broker-dealer (but not a broker-dealer) that purchased the securities in the ordinary course of business and at the time of purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please contact Jeremy S. Dyme at (212) 912-7591 or the undersigned at (212) 912-7815 with any other questions.

Sincerely yours, /s/ Robert C. Azarow
Robert C. Azarow

cc:         Thomas M. O’Brien
  Brian K. Finneran